===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K


               (X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

            For the transition period from             to

                         Commission File Number 0-12015

                         HEALTHCARE SERVICES GROUP, INC
                         ------------------------------
                             RETIREMENT SAVINGS PLAN
                             -----------------------

                     Issuer: Healthcare Services Group, Inc.

                         3220 Tillman Drive - Suite 300
                          Bensalem, Pennsylvania 19020
                          (Principal Executive Office)




                                Total of 14 Pages

                                      INDEX
                                      -----






                                                                 Page No.
                                                                 --------

Report of Independent Certified Public Accountants                    2

Financial Statements:
       Statements of Net Assets Available for Benefits                3
       Statements of Changes in Net Assets Available for              4
                     Benefits
       Notes to Financial Statements                               5 - 9

Signatures                                                           10

Certifications                                                    11 - 14

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Plan Administrator:
     Healthcare Services Group, Inc. Retirement Savings Plan


We have audited the accompanying statements of net assets available for benefits of Healthcare Services Group, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.




GRANT THORNTON LLP


New York, New York
June 12, 2003

                         Healthcare Services Group, Inc.
                             Retirement Savings Plan
                 Statements of Net Assets Available for Benefits
                                  December 31,


                                                 2002             2001
                                                 ----             ----
Assets
Non-interest bearing cash                      $  1,411        $
Investments at fair value                       671,010         456,541
Receivables
     Participant contributions                   12,862          20,661
                                               --------        --------

Net Investments Available for Benefits         $685,283        $477,202
                                               ========        ========






        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                         Healthcare Services Group, Inc.
                             Retirement Savings Plan
                       Statements of Changes in Net Assets
                             Available for Benefits
                                  December 31,



                                                              2002             2001
                                                              ----             ----
Additions:
     Participant contributions                              $ 303,125       $ 295,178
     Investment income:
         Interest                                                  15              15
         Dividends                                              1,925           1,255
         Net depreciation in fair value of investments        (67,336)        (36,206)
                                                            ---------       ---------
                                                              (65,396)        (34,936)
                                                            ---------       ---------
         Total additions                                      237,729         260,242


Deductions:
     Participant withdrawals                                  (29,648)        (19,544)
                                                            ---------       ---------


NET INCREASE                                                  208,081         240,698
                                                            ---------       ---------

Net assets available for benefits, beginning                  477,202         236,504
                                                            ---------       ---------

Net assets available for benefits, ending                   $ 685,283       $ 477,202
                                                            =========       =========





        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                         Healthcare Services Group, Inc.
                             Retirement Savings Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2002 and 2001



NOTE A. - DESCRIPTION OF PLAN

         The following description of the Healthcare Services Group, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         1.   General
              The Plan commenced October 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a defined contribution plan covering all employees provided they are salaried employees who have one year of service (1,000 hours) and have attained the age of twenty-one or older with the exception of highly compensated employees, as defined by the Plan, or employees whose employment is governed by a collective bargaining agreement.

              The Plan was amended in 2002 to reflect and comply with certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). This amendment is effective for the plan year beginning after December 31, 2001.

         2.   Contributions
              Each year, participants may contribute up to 15% of their pretax annual compensation as defined in the Plan. There are no employer-matching contributions as defined in the Plan. A participant may elect to commence salary reductions as of the first day of the month coinciding with the date the employee satisfied the eligibility requirements.

              Participants may also rollover to the plan amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various options offered by the Plan.

              Contributions are subject to certain limitations.

         3.   Participant Accounts
              Each participant's account is credited with the participant's contribution and allocations of Plan earnings. Allocations are determined by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                         Healthcare Services Group, Inc.
                             Retirement Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (Continued)

                           December 31, 2002 and 2001


NOTE A. (continued)

         4.   Vesting
              Participants are vested immediately in their contributions plus actual earnings thereon.

         5.   Administrative Expenses
              All administrative expenses were paid by the plan sponsor, Healthcare Services Group, Inc., although, under the plan document, the plan sponsor is not responsible for administrative expenses.

         6.   Payments of Benefits
              On termination of service due to death or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or monthly, quarterly, semi-monthly or annual installments. No disability benefits, other than those payable upon termination of employment, are provided in the Plan. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.



NOTE B. - SUMMARY OF ACCOUNTING POLICIES

         A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

         1.   Use of Estimates
              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

                         Healthcare Services Group, Inc.
                             Retirement Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (Continued)

                           December 31, 2002 and 2001


NOTE B. (continued)

         2.   Investment Valuation and Income Recognition
              The Plan's investments are stated at fair value, which approximates market value, as reported to the Plan by PNC Bank. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis.

         3.   Participants' Withdrawals
              Participants' withdrawals are recorded when paid.



NOTE C. - INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets as of:

                                                           December 31,
                                                     ------------------------
                                                        2002         2001

         Fidelity Advisor Equity Growth               $ 35,925      $ 24,659
         Fidelity Advisor Equity Income Fund                          17,184
         INVESCO Technology Fund                                      30,756
         Janus Advisor Capital Appreciation Fund        80,537        65,140
         Janus Advisor Growth Fund                      44,353        54,862
         Black Rock Money Market                       354,922       227,273
                                                      --------      --------

                                                      $515,737      $419,874
                                                      ========      ========

                         Healthcare Services Group, Inc.
                             Retirement Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (Continued)

                           December 31, 2002 and 2001


NOTE C. (continued)

         During 2002 and 2001, the Plan's investments (including realized and unrealized gains and losses) appreciated/(depreciated) in value by $(67,336) and $(36,206), respectively as follows:

                                                                 December 31,
                                                           -----------------------
                                                             2002           2001
         Mutual Funds                                      $(72,557)      $(43,811)
         Healthcare Services Group, Inc. common stock         1,927          1,803
         Money Market Fund                                    3,294          5,802
                                                           --------       --------

                                                           $(67,336)      $(36,206)
                                                           ========       ========

NOTE D. - PLAN TERMINATION

         Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").


NOTE E. - RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of a money market fund managed by PNC Financial Services Group ("PNC"). PNC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, certain plan investments are shares of the Healthcare Services Group, Inc. common stock. Healthcare Services Group, Inc. is the Plan sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

                         Healthcare Services Group, Inc.
                             Retirement Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (Continued)

                           December 31, 2002 and 2001


NOTE F. - TAX STATUS OF PLAN

         The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").


         The plan has been amended since receiving the determination letter (Note A). However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                         Healthcare Services Group, Inc. Retirement Savings Plan

Date: June 27, 2003      /s/ James L. DiStefano
                         -----------------------
                         By:    James L. DiStefano
                         Title: Chairman of Plan Committee

CERTIFICATIONS
--------------
I, Daniel P. McCartney, Chief Executive Officer, certify that:
     1. I have reviewed this quarterly report on Form 11-K of Healthcare Services Group, Inc. Retirement Savings Plan;
     2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this quarterly report;
     3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;
     4. The registrants other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures ( as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have;
          a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period this quarterly report is prepared;
          b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and
          c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
     5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's Board of Directors.
          a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
          b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
     6. The registrant's other certifying officer and I have indicated in this quarterly report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003
                                                      /s/ Daniel P. McCartney
                                                      -----------------------
                                                      Daniel P. McCartney
                                                      Chief Executive Officer

I, James L. DiStefano, Chief Financial Officer, certify that:
     1. I have reviewed this quarterly report on Form 11-K of Healthcare Services Group, Inc. Retirement Savings Plan;
     2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this quarterly report;
     3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;
     4. The registrants other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures ( as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have;
          a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period this quarterly report is prepared;
          b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and
          c. presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
     5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's Board of Directors.
          a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
          b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
     6. The registrant's other certifying officer and I have indicated in this quarterly report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

                                                         /s/ James L. DiStefano
                                                         -----------------------
                                                         James L. DiStefano
                                                         Chief Financial Officer